Exhibit 99.1

BANCO INTER S.A.

Authorized Capital Publicly Held Company (Category “A”) –CVM Code No. 24406

Corporate Taxpayer’s ID (CNPJ/ME) No. 00.416.968/0001-01

Company Registry (NIRE) 31.300.010.864

MATERIAL FACT

CLOSING OF THE CORPORATE REORGANIZATION

Banco Inter S.A. (“Inter” or “Company”), in compliance with the provisions of paragraph 4 of article 157 of Law No. 6,404/76, as amended (“Brazilian Corporate Law”) and CVM Rule No. 44, of August 23 2021, following the information disclosed in the Material Facts released on April 15, 2021 and May 12, 2022, the notices to the market disclosed on April 20 and 29, 2022, May 23, 2022, June 1, 2022, June 15, 2022 and June 17, 2022 and the Notices to the Shareholders of May 12, 2022, June 13, 2022 and June 17, 2022, and in connection with the corporate reorganization to migrate its shareholding base to Inter & Co, Inc., a company incorporated under the laws of the Cayman jurisdiction (“Inter&Co”), which shares will be listed on Nasdaq, a stock exchange in the United States, and which shares will back Brazilian depositary receipts – Level I BDRs, issued pursuant to CVM Rule No. 332, of April 4, 2000, as amended (“BDRs”) which will trade on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (“Corporate Reorganization”), announces that the Corporate Reorganization was closed today, pursuant to the terms and conditions set forth in the Protocol and Justification for the Merger of Shares Issued by Inter Holding Financeira S.A. (“HoldFin”) dated April 15, 2022 and amended on April 29, 2022, entered into by the managements of Inter, HoldFin and Inter&Co.

As a result, Inter’s shares are now fully held by HoldFin, and the BDRs are now traded on the B3 under the ticker “INBR31”. Additionally, Inter shareholders that opted for the cash-out option received the amount equivalent to thirty-nine reais and eighteen centavos (R$39.18), corresponding to thirty-eight reais and seventy centavos (R$38.70) adjusted by the Brazilian interbank deposit rate calculated and published by the B3 (“DI Rate”) between May 12, 2022 and today, less any applicable withholdings on the amounts payable to non-resident investors, as discussed in the Notice to Shareholders of May 12, 2022.

Any BDR fractions resulting from the implementation of the Corporate Reorganization will be grouped into whole numbers and sold in B3. The proceeds of such sales will be made available net of fees to shareholders in proportion to their fractions, according to the schedule below.

No additional amount in cash or shares (or BDRs) will be paid by Inter & Co to Inter Shareholders who opt for the Option BDRs. The amount resulting from the sale of fractions may be lower than the Cash-Out Option.

Updated Schedule

The table below contains an updated schedule of the times and movements of the Corporate Reorganization:

Step	Date	Action
1	June 22, 2022	BDR credit date (date on which BDRs will appear on shareholders’ statements)
3	June 22, 2022	Calculation of fractions
4	June 23, 2022	Date from which Class A Shares (Nasdaq: INTR) will be delivered in favor of the shareholders who have requested the cancellation of the BDRs
5	June 23, 2022	First day of trading of Class A Shares on Nasdaq: INTR
6	As from June 24, 2022	Estimated date for the auction of fractional Shares

Access to Information and Documents

Inter will keep its shareholders and the market in general informed about the Corporate Reorganization, in accordance with the applicable regulations.

For additional information, please contact Inter’s Investor Relations Department, at ri@bancointer.com.br, at Avenida Barbacena, No. 1219, Belo Horizonte, MG or through Inter’s website (http://ri.bancointer.com.br).

Belo Horizonte, June 20, 2022.

HELENA LOPES CALDEIRA

Chief Financial Officer and Investor Relations Officer